Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

6 JULY 2021

WESTPAC SELLS NEW ZEALAND LIFE INSURANCE BUSINESS TO FIDELITY LIFE

AND ENTERS 15-YEAR DISTRIBUTION AGREEMENT

Westpac today announced it has agreed with Fidelity Life Assurance Company Limited to sell Westpac Life- NZ- Limited and enter into an exclusive 15-year agreement for the distribution of life insurance products to Westpac’s New Zealand customers.

The sale price of NZ$400m (approximately A$373m1) is expected to result in a post-tax gain on sale and add approximately 7bps to Westpac Group’s common equity tier 1 capital ratio. The transaction will also include ongoing payments from the distribution agreement to Westpac New Zealand Limited2.

Fidelity Life Assurance Company Limited is New Zealand’s largest locally owned life insurer, backed by cornerstone investor the NZ Super Fund.

Westpac Chief Executive Officer, Peter King, said the sale was a further milestone in building a simpler bank. “This transaction is the latest step in simplifying our business while continuing to help customers with their life insurance needs.

“Life insurance products are important for many New Zealanders and we are pleased to be entering a long-term partnership with a life insurance specialist to continue to help our customers protect themselves and their loved ones,” Mr King said.

Westpac Life- NZ- Limited is part of Westpac’s New Zealand operations. At 31 March 2021, the business had annual inforce premiums of NZ$149 million (A$139m1). Completion of the transaction is subject to various approvals and is expected to occur by the end of 2021.

For further information:

Sharon Rockell	Andrew Bowden
Media Relations	Investor Relations
M. 0420 598 994	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

[1]	Translated using a year-to-date average NZD/AUD exchange rate.
[2]	The sale price excludes ongoing payments.